SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONOMAWEST HOLDINGS, INC.
(Name of Subject Company (Issuer))

STAPLETON ACQUISITION COMPANY
(Name of Filing Persons (Offeror))

CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Filing Persons (Other Persons))

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

STAPLETON ACQUISITION COMPANY
CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+
$6,522,590.70	$757.27

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc. not owned by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), at a purchase price of $10.05 per Share, net to the seller in cash. On March 30, 2011, 1,251,367 Shares were outstanding, of which 602,353 are collectively owned by the Stapleton Group. Accordingly, this calculation assumes the purchase of 649,014 Shares.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million dollars of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest”), not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of SAC and a Schedule 13E-3 Transaction Statement of the members of the Stapleton Group. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning SonomaWest” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of SonomaWest Shares; Dividends on SonomaWest Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning the Stapleton Group” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning the Stapleton Group” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning the Stapleton Group” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many shares of SonomaWest common stock are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the shares of SonomaWest common stock that I tender into the offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my SonomaWest shares in your offer?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw SonomaWest shares that I previously tendered in your offer? Until what time may I withdraw previously tendered SonomaWest shares?” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?,” “The Tender Offer—Procedures for Accepting the Offer and Tendering SonomaWest Shares,” “Summary Term Sheet—Can I withdraw SonomaWest shares that I previously tendered in your offer? Until what time may I withdraw previously tendered SonomaWest shares?” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?,” “The Tender Offer—Terms of the Offer,” “The Tender Offer—Acceptance for Payment and Payment for SonomaWest Shares,” “The Tender Offer—Procedures for Accepting the Offer and Tendering SonomaWest Shares” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(i)(ix) Not applicable.

(a)(i)(x) Not applicable.

(a)(i)(xi) Not applicable.

(a)(i)(xii) The information set forth in the Offer to Purchase under “The Tender Offer—Material United States Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

Item 5.  Past Contacts, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Shares” and “Special Factors—Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Shares” and “Special Factors—Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” and “Special Factors—Plans for SonomaWest After the Offer and the Merger” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” and “Special Factors—Plans for SonomaWest After the Offer and the Merger” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” and “Special Factors—Plans for SonomaWest After the Offer and the Merger” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer and the Merger” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer and the Merger,” “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” and “Special Factors—Plans for SonomaWest After the Offer and the Merger” is incorporated herein by reference.

(c)(6) Not applicable.

(c)(7) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Certain Effects of the Offer and the Merger” and “The Tender Offer—Possible Effects of the Offer on the Market for SonomaWest Shares; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the SonomaWest shares that you are offering to purchase?” and “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the SonomaWest shares that you are offering to purchase?,” “The Tender Offer—Source and Amount of Funds” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the SonomaWest shares that you are offering to purchase?” and “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to SAC is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Tender Offer—Source and Amount of Funds.”

Item 11. Additional Information.

Item 1011 of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Interests of Certain Persons in the Offer and the Merger” is incorporated by reference herein.

(a)(2) The information set forth in the Offer to Purchase under “Introduction,” “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule A—Section 262 Appraisal Rights” is incorporated by reference herein.

(a)(3) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(4) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(5) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(b) None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 1, 2011

(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement published in Investor’s Business Daily

(a)(1)(vii)	Press Release, dated April 1, 2011, issued by SAC

(b)	None

(d)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(2)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(3)	Power of Attorney regarding Schedule TO, dated as of March 23, 2011, granted by the individual members of the Stapleton Group, other than Craig R. Stapleton, in favor of Craig R. Stapleton.

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of SonomaWest Shares; Dividends on SonomaWest Shares” is incorporated herein by reference.

(e) None.

(f) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives,” “Special Factors—Plans for SonomaWest After the Offer and the Merger,” Special Factors—Interests of Certain Persons in the Offer and the Merger,” “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule A—Section 262 Appraisal Rights” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules” and “Schedule A—Section 262 Appraisal Rights” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning the Stapleton Group” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(c) and (e) of Regulation M-A

(c) information set forth in the Offer to Purchase under “Summary Term Sheet—Has SAC negotiated the terms of this offer or the merger with SonomaWest?” and “Special Factors—Background of the Offer” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Shares” and “Special Factors—Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I decide not to tender, how will this affect the offer and my shares of SonomaWest common stock?,” “Summary Term Sheet—Is this the first step in a “going-private” transaction?,” “Special Factors—Certain Effects of the Offer and the Merger,” “Special Factors—Plans for SonomaWest After the Offer and the Merger” and “The Tender Offer—Possible Effects of the Offer on the Market for SonomaWest Shares; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a “going-private” transaction?,” “Special Factors—Certain Effects of the Offer and the Merger” and “The Tender Offer—Possible Effects of the Offer on the Market for SonomaWest Shares; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives,” “Special Factors—Plans for SonomaWest After the Offer and the Merger,” “Special Factors—Certain Effects of the Offer and the Merger,” “Special Factors—Plans for SonomaWest After the Offer and the Merger,” “Special Factors—Effects on SonomaWest if the Offer is Not Consummated,” “Special Factors—Interests of Certain Persons in the Offer and the Merger,” “The Tender Offer—Material United States Federal Income Tax Consequences of the Offer and the Merger,” “The Tender Offer—Possible Effects of the Offer on the Market for SonomaWest Shares; Registration under the Exchange Act; Margin Regulations,” “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule A—Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger” and “Special Factors—Reports, Opinions and Appraisals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?,” “Introduction” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet— Have the members of the Stapleton Group sought a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to unaffiliated stockholders of SonomaWest?” and “Special Factors—Background of the Offer” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—Has SAC negotiated the terms of this offer or the merger with SonomaWest?” and “Special Factors—Background of the Offer” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors—The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors— Reports, Opinions and Appraisals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors— Reports, Opinions and Appraisals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors— Reports, Opinions and Appraisals” is incorporated herein by reference.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning SonomaWest” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning SonomaWest” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning SonomaWest” is incorporated herein by reference.

(b) Pro forma financial information is not material to the offer.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Background of the Merger” and “Special Factors—Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

Exhibit No.	Description
(c)	None

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase and incorporated by reference herein)

SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

STAPLETON ACQUISITION COMPANY

Date: April 1, 2011	By:	/s/ Craig R. Stapleton
Name: Craig R. Stapleton
Title: President

CRAIG R. STAPLETON

Date: April 1, 2011	By:	/s/ Craig R. Stapleton
Craig R. Stapleton

DOROTHY W. STAPLETON

Date: April 1, 2011	By:	/s/ Craig R. Stapleton
Craig R. Stapleton, Attorney-in-Fact

WALKER R. STAPLETON

Date: April 1, 2011	By:	/s/ Craig R. Stapleton
Craig R. Stapleton, Attorney-in-Fact

WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST

Date: April 1, 2011	By:	/s/ Craig R. Stapleton
Craig R. Stapleton, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 1, 2011

(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement published in Investor’s Business Daily

(a)(1)(vii)	Press Release, dated April 1, 2011, issued by SAC

(b)	None

(c)	None

(d)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(2)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(3)	Power of Attorney regarding Schedule TO, dated as of March 23, 2011, granted by the individual members of the Stapleton Group, other than Craig R. Stapleton, in favor of Craig R. Stapleton.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase and incorporated by reference herein)

(g)	None

(h)	None